UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Oi S.A.

(formerly known as Brasil Telecom S.A.)

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

670851 104**

(CUSIP Number)

Pedro Jereissati, Investor Relations Director

Telemar Participações S.A.,

Praia de Botafogo 300, 11th floor, sala 1101 (parte)

Botafogo, Rio de Janeiro, RJ, Brazil 22250-040

Tel: +55 21 3873-9016

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 19, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** The CUSIP number is for the American Depositary Shares relating to the Common Shares. No CUSIP number exists for the underlying Common Shares, since such shares are not traded in the United States.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 670851 104

1.	Name of Reporting Person Telemar Participações S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Federative Republic of Brazil
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 290,549,788
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 290,549,788
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 290,549,788
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 56.4%
14.	Type of Reporting Person (See Instructions) CO; HC

CUSIP No. 670851 104

1.	Name of Reporting Person Valverde Participações S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Federative Republic of Brazil
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 40,814,953
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 40,814,953
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,814,953
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.9%
14.	Type of Reporting Person (See Instructions) CO; HC

Preliminary Statement

This Amendment No. 3 to Schedule 13D (this “Amendment”) filed by TmarPart and Valverde Participações S.A., a wholly-owned subsidiary of TmarPart (“Valverde,” and together with TmarPart, the “Reporting Persons”) amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on November 27, 2009 (the “Initial 13D”) by TmarPart, Tele Norte Leste Participações S.A. (“TNL”), Telemar Norte Leste S.A. (“Telemar”) and Coari Participações S.A. (“Coari”), as amended by Amendment No. 1 to Schedule 13D (“Amendment No. 1”) filed with the Securities and Exchange Commission on February 29, 2012 by the Reporting Persons, as amended by Amendment No. 2 to Schedule 13D (“Amendment No. 2,” the Initial 13D as amended by Amendment No. 1, Amendment No. 2 and as further amended by this Amendment, this “Statement”) filed with the Securities and Exchange Commission on October 8, 2013 by the Reporting Persons, by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Initial 13D, Amendment No. 1 and Amendment No. 2.

The Reporting Persons are filing this Amendment to revise information previously reported in light of the proposed business combination of Oi S.A. (“Oi S.A.”), Portugal Telecom SGPS, S.A. (“Portugal Telecom”), TmarPart, AG Telecom Participações S.A. (“AG Telecom”), PASA Participações S.A. (“PASA”), LF Tel. S.A. (“LF Tel”), EDSP75 Participações S.A. (“EDSP75”), and Bratel Brasil S.A. (“Bratel”) announced on October 2, 2013 (the “Business Combination”). On October 1, 2013, Oi S.A. entered into a Memorandum of Understanding (the “MOU”) with Portugal Telecom, AG Telecom, PASA, LF Tel, EDSP75, Bratel, Avistar, SGPS, S.A. (“BES”) and Nivalis Holding B.V. (“Ongoing”) with respect to the Business Combination. Pursuant to the MOU, among other things, (1) Oi S.A. is expected to become a wholly owned subsidiary of TmarPart, and (2) Portugal Telecom is expected to merge with and into TmarPart with TmarPart as the surviving entity.

On February 19, 2014, amendments to the Shareholders’ Agreements of TmarPart, amended on January 25, 2011 were signed, establishing the commitment of the shareholders of TmarPart to exercise their voting rights in TmarPart, and also for their representatives on the Boards of Directors of Oi S.A. and TmarPart to exercise their rights to vote, in order to approve the Business Combination as well as agreements to terminate the agreements upon the completion of the Business Combination. In addition, Portugal Telecom, Caravelas Fundo de Investimento em Ações (“Caravelas”), an investment vehicle managed by Banco BTG Pactual S.A., Bratel, TmarPart, Andrade Gutierrez S.A. (“AGSA”) and Jereissati Telecom S.A. entered into a Temporary Voting Agreement to take all the actions required for among other things, the effective completion of the merger of shares.

See Items 4, 6 and 7 below. All references to “Holding Company” in the Statement are hereby replaced with TmarPart.

ITEM 1. SECURITY AND ISSUER

This Amendment relates to the common shares, no par value (the “Common Shares”), of Oi S.A., a corporation (sociedade anônima) organized under the laws of the Federative Republic of Brazil (“Brazil”), which has its principal executive offices located at Rua do Lavradio, No. 71, 2nd floor – Centro, 20230-070 Rio de Janeiro, RJ, Brazil (the “Issuer”).

ITEM 4. PURPOSE OF TRANSACTION

The reference to “TmarPart or new entity to be organized for that purpose (in either case, the “Holding Company”)” under Item 4 is hereby replaced with “TmarPart,” as it has now been determined that TmarPart will be the surviving entity in the Business Combination.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

As of February 19, 2014, the total number of issued and outstanding Common Shares is 514,757,934, excluding 84,250,695 Common Shares held in treasury.

(a) & (b)	Valverde:
	As of February 19, 2014, Valverde beneficially owns, and has the sole power to vote and dispose of 40,814,953 Common Shares, representing 7.9% of the issued and outstanding Common Shares.

Valverde does not have a board of directors or other equivalent body. Other than as set forth in the table below, as of February 19, 2014, none of the executive officers of Valverde beneficially owns any Common Shares. Valverde disclaims beneficial ownership of such securities of the Issuer beneficially owned by such executive officers.

	Valverde executive officers:	Number of Common Shares held
	José Augusto da Gama Figueira, Chief Executive Officer	16,220
	Alexandre Jereissati Legey, Executive Officer	1,747
	TmarPart:

As of February 19, 2014, TmarPart owns all of the outstanding common shares of Valverde and beneficially owns, and has the sole power to vote and dispose of 249,734,835 Common Shares, representing 48.5% of the issued and outstanding Common Shares. As a result, TmarPart beneficially owns, and has the sole power to vote and dispose of, 290,549,788 Common Shares, representing 56.4% of the issued and outstanding Common Shares.

Other than as set forth in the table below, as of February 19, 2014, none of the directors and executive officers of TmarPart beneficially owns any Common Shares. The numbers of Common Shares beneficially owned by directors and executive officers of TmarPart are set forth below. TmarPart disclaims beneficial ownership of such securities of the Issuer beneficially owned by such directors and executive officers.

	TmarPart directors and executive officers:	Number of Common Shares held
	Otávio Marques de Azevedo, Chairman of the Board of Directors	86
	Pedro Jereissati, Chief Executive Officer and Investor Relations Officer and Director	7
	Carlos Francisco Ribeiro Jereissati, Director	2
	José Augusto da Gama Figueira, Director	16,220
	Alexandre Jereissati Legey, Alternate Director	1,747
	Carlos Jereissati, Alternate Director	2
	Fernando Magalhães Portella, Alternate Director	2
	Armando de Santi Filho, Alternate Director	11
	Lucio da Silva Santos, Alternate Director	30
(c)

The information set forth in Item 4 is hereby incorporated herein by reference.

Except as set forth in this Statement, none of the Reporting Persons nor, to the Reporting Persons best knowledge, any of the persons listed in Exhibit 99.2 hereto, has engaged in any transaction during the past 60 days in any Common Shares.

(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the common shares beneficially owned by the Reporting Persons.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended by adding the following paragraphs at the end thereof:

Amendments to Shareholders’ Agreements

As part of the reorganization of TmarPart, the Global Shareholders’ Agreement, the Control Group Shareholders’ Agreement, the PASA Shareholders’ Agreement and the EDSP75 Shareholders’ Agreement were amended on February 19, 2014 by the shareholders parties thereto to provide that the parties agree to exercise their voting rights to approve each step of the Business Combination.

The amendments to the shareholders’ agreements provide that, if the Oi Capital Increase occurs and any of the subsequent steps of the Business Combination, including the Merger of Shares, does not occur by December 31, 2014, the shareholders will use their best efforts to implement the Merger of Shares and the Portugal Telecom Merger (both as described in Item 4).

In case the Business Combination is not completed by December 31, 2014, (1) any of the shareholders parties to the PASA Shareholders’ Agreement and the EDSP75 Shareholders’ Agreement may send a notification of non-occurrence of the reorganization and require the adoption of the necessary measures in order for Bratel, PTB2 S.A. (“PTB2”), AG and Jereissati Telecom to receive shares of capital stock of Oi S.A. held by AG Telecom and LF Tel, in proportion to their respective direct and indirect capital interest in those entities, and (2) the qualified quorums provided in the Global Shareholders’ Agreement will be adjusted considering the percentage interests held by BNDESPAR, PREVI, PETROS and FUNCEF on December 31, 2014, in order to ensure that the voting rights of such shareholders are equal to those on February 19, 2014, and provided they have not reduced their respective capital interests before December 31, 2014 through sale of shares to third parties that are not original signatories of the Global Shareholders’ Agreement or their related parties. An amendment to the Global Shareholders’ Agreement would be executed on December 31, 2014 in order to reflect such adjustments.

Agreements to Terminate the Shareholders’ Agreements

On February 19, 2014, together with the amendments described above, the parties to each of the shareholders’ agreements described above entered into agreements to terminate each such shareholders’ agreement, subject to the satisfaction of the following conditions precedent in connection with the several steps of the Business Combination: (1) the incorporation of PASA into Bratel, for the PASA Shareholders’ Agreement, (2) the incorporation of EDSP75 into Bratel, for the EDSP75 Shareholders’ Agreement, and (3) the effective completion of the Merger of Shares (as described in Item 4) and the Portugal Telecom Merger (as described in Item 4), for the Global Shareholders’ Agreement and the Control Group Shareholders’ Agreement.

Temporary Voting Agreement of the Shareholders of Oi S.A. and TmarPart

On February 19, 2014, Portugal Telecom executed a temporary voting agreement with Caravelas, Bratel Brasil, TmarPart, AGSA, Jereissati Telecom S.A. (“Jereissati”) and, as intervening party, Oi S.A., for the purpose of approving, among other things, the Merger of Shares and the Portugal Telecom Merger (both as described in Item 4).

The parties thereto agreed to (1) call a meeting of Oi S.A. shareholders to engage the valuation bank and to approve the corresponding valuation reports, (2) vote in favor of the Merger of Shares and (3) vote in favor of the Portugal Telecom Merger.

The temporary voting agreement will remain in effect until the earlier of the Portugal Telecom Merger and December 31, 2014.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS

Exhibit 99.1	Joint Filing Agreement, dated October 8, 2013 (incorporated by reference to Exhibit 99.1 of Schedule 13D filed with the Securities and Exchange Commission on October 8, 2013 by Telemar Participações S.A. and Valverde Participações S.A).

Exhibit 99.2	Directors and Executive Officers of the Reporting Persons.

Exhibit 99.3	Shareholders’ Agreement of Telemar Participações S.A., dated as of April 25, 2008, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social, Asseca Participações S.A. and, as intervening parties, Telemar Participações S.A. and Andrade Gutierrez Investimentos em Telecomunicações S.A. (English translation) (incorporated by reference to Exhibit 99.4 to Schedule 13D of Brasil Telecom S.A. filed on November 27, 2009).

Exhibit 99.4	Amendment to the Shareholders Agreement of Telemar Participações S.A., dated as of January 25, 2011, among AG Telecom Participações S.A., Luxemburgo Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social, and, as intervening party, Telemar Participações S.A. (English translation) (incorporated by reference to Exhibit 3.02 to Form 20-F of Brasil Telecom S.A. filed on May 2, 2011).

Exhibit 99.5	Second Amendment to the Shareholders Agreement of Telemar Participações S.A., dated as of February 19, 2014, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social, and, as intervening party, Telemar Participações S.A. (English translation).

Exhibit 99.6	Termination of the Shareholders Agreement of Telemar Participações S.A., dated as of February 19, 2014, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social, and, as intervening party, Telemar Participações S.A. (English translation).

Exhibit 99.7	Private Shareholders Agreement of Telemar Participações S.A., dated as of April 25, 2008, among AG Telecom Participações S.A., LF Tel S.A., Asseca Participações S.A., BNDES Participações S.A.—BNDESPAR, Fiago Participações S.A., Fundação Atlântico de Seguridade Social and, as intervening parties, Telemar Participações S.A., Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Petrobras de Seguridade Social—PETROS, Fundação dos Economiários Federais—FUNCEF and Andrade Gutierrez Investimentos em Telecomunicações S.A. (English translation) (incorporated by reference to Exhibit 99.3 to Schedule 13D of Brasil Telecom S.A. filed on November 27, 2009).

Exhibit 99.8	Amendment to the Shareholders Agreement of Telemar Participações S.A., dated as of January 25, 2011, among AG Telecom Participações S.A., Luxemburgo Participações S.A., BNDES Participações S.A.—BNDESPar, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobras de Seguridade Social—PETROS, LF Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS S.A. (English translation) (incorporated by reference to Exhibit 3.04 to Form 20-F of Brasil Telecom S.A. filed on May 2, 2011).

Exhibit 99.9	Second Amendment to the Shareholders Agreement of Telemar Participações S.A., dated as of February 19, 2014, among AG Telecom Participações S.A., BNDES Participações S.A.—BNDESPar, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobras de Seguridade Social—PETROS, LF Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS S.A. (English translation).

Exhibit 99.10	Termination of the Shareholders Agreement of Telemar Participações S.A., dated as of February 19, 2014, among AG Telecom Participações S.A., BNDES Participações S.A.—BNDESPar, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobras de Seguridade Social—PETROS, LF Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS S.A. (English translation).

Exhibit 99.11	Temporary Voting Agreement of the Shareholders of Oi S.A. and Telemar Participações S.A., dated as of February 19, 2014, among Portugal Telecom, SGPS S.A., Caravelas Fundo de Investimento Em Ações, Bratel Brasil S.A., Telemar Participações S.A., Andrade Gutierrez S.A., Jereissati Telecom S.A. and, as intervening party, Oi S.A. (English translation).

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 27, 2014

Telemar Participações S.A.

By:	/s/ Pedro Guimarães e Melo de Oliveira Guterres
Name: Pedro Guimarães e Melo de Oliveira Guterres
Title: Executive Officer

By:	/s/ Marcelo Andreetto Perillo
Name: Marcelo Andreetto Perillo
Title: Executive Officer

Valverde Participações S.A.

By:	/s/ José Augusto da Gama Figueira
Name: José Augusto da Gama Figueira
Title: Chief Executive Officer

By:	/s/ Alexandre Jereissati Legey
Name: Alexandre Jereissati Legey
Title: Executive Officer